David E. Rosewater 212.756.2208	Writer's E-mail Address David.Rosewater@srz.com

March 22, 2013

VIA EDGAR AND ELECTRONIC MAIL

Peggy Kim Special Counsel Office of Mergers and Acquisitions Securities and Exchange Commission Washington D.C. 20549

Re: Vivus, Inc. ("Vivus" or the "Company")

           Soliciting Material filed pursuant to Rule 14a-12

           Filed by First Manhattan Co. et al.

           Filed March 8, 2013

           File No. 1-33389

Dear Ms. Kim:

On behalf of First Manhattan Co., First Health, L.P., First Health Limited, First Health Associates, L.P., First BioMed Management Associates, LLC, First BioMed, L.P., First BioMed Portfolio, L.P. (collectively, "First Manhattan"), Michael James Astrue, Jon C. Biro, Samuel F. Colin, Johannes J.P. Kastelein, David York Norton and Herman Rosenman, (collectively, the "Nominees), Rolf Bass and Melvin L. Keating (collectively, the "Alternate/Additional Nominees" and, together with the Nominees and First Manhattan, the "Filing Persons"), we are responding to your letter dated March 12, 2013 (the "SEC Comment Letter") in connection with the soliciting material filed pursuant to Rule 14a-12 (the "Soliciting Material") on March 8, 2013 (the "Filing Date"). We have reviewed the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") and respond below. For your convenience, the comments are restated below in italics, with our responses following. Capitalized terms used but not defined herein have the meaning ascribed to such terms in the Soliciting Material.

For your convenience, we are emailing to your attention a copy of this letter, including Exhibit A which contains all relevant supporting documentation referenced herein, highlighted per your request in the SEC Comment Letter.

Peggy Kim

March 22, 2013

1.	We note the following statement about the issuer: “…in light of the failed Qsymia launch, which has led to a 65% decline in Vivus stock price. That translates to a $2B loss in shareholder value over the past eight months.” Please provide supplementally to us or revise to disclose, your support for any statements relating to the board’s or the issuer’s performance. In addition, to facilitate our review, where the bases are other documents, such as prior proxy statements, Forms 10-K and 10-Q, annual reports, analysts’ reports and newspaper articles, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Please also mark or highlight the supporting documents provided to identify the specific information upon which you rely.

In response to your comment, the Filing Persons are hereby providing supplemental support for the foregoing statements. The "65% decline in Vivus stock price" referenced in the foregoing statements is based on the 65.9% percent change calculated as follows: (A) the difference between (i) $29.931, the price of Vivus common stock on July 3, 2012 (approximately 76 days prior to the launch of Qsymia), which was the highest closing price of Vivus common stock in the eight months prior to the Filing Date; and (ii) $10.20, the price of Vivus common stock on March 4, 2013 (four days prior to the Filing Date); divided by (B) the initial price of $29.93. The "$2B loss in shareholder value" was based on the $1.98 billion decline calculated as follows: the difference between (x) $3.004 billion, the market capitalization2 of the Company on July 3, 2012 (prior to the launch of Qsymia), and (y) $1.027 billion, the market capitalization3 of the Company as of March 4, 2013 (four days prior to the Filing Date). Copies of the supporting documentation identifying the number of shares outstanding on the foregoing dates and containing the financial data cited above are attached hereto in Exhibit A.

2.	We note the following statements regarding FMC: “Only once in FMC’s history of investing in thousands of companies have we felt compelled to nominate directors. That company’s stock price more than doubled in approximately four months after three of our nominees were seated.” Please provide us with supplemental support for your statements. Please balance your disclosure by stating that the results that FMC may achieve for Vivus may not be the same as those achieved for the company discussed.

In response to your comment, the Filing Persons note that First Manhattan nominated three individuals for election to the board of directors of Aspect Medical Systems, Inc. ("Aspect") in March 2009, as disclosed in Amendment No. 1 to Schedule 13D filed with the SEC by First Manhattan Co., First BioMed Management Associates, LLC and

1 Unless otherwise indicated, all stock prices referenced herein were obtained from Bloomberg.

2 Market capitalization was calculated as follows: (i) $29.93, the closing price of Vivus common stock on July 3, 2012, multiplied by (ii) the 100,362,423 shares of Vivus common stock outstanding as of July 27, 2012, as reported in Company's Quarterly Report on Form 10-Q for the period ended June 30, 2012, filed with the SEC on August 7, 2012.

3 Market capitalization was calculated as follows: (i) $10.20, the closing price of Vivus common stock on March 4, 2013, multiplied by (ii) the 100,660,029 shares of Vivus common stock outstanding as of February 19, 2013, as reported in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the SEC on February 26, 2013.

Peggy Kim

March 22, 2013

Vincent P. Scialli on March 12, 2009. As disclosed in Aspect's Current Report on Form 8-K, filed with the SEC on April 9, 2009, Aspect and First Manhattan Co., First BioMed Management Associates, LLC and First BioMed, L.P. entered into a settlement agreement, pursuant to which Aspect nominated three of First Manhattan's nominees to serve as directors on Aspect's board of directors. At the time First Manhattan's three nominees were elected to Aspect's board of directors on June 5, 2009, the price of common stock of Aspect was $5.66. On October 5, 2009, four months after First Manhattan's nominees were elected to Aspect's board of directors, the price of common stock of Aspect was $11.96, which equals 2.11 times the closing price of Aspect's common stock on June 5, 2009. Copies of the supporting documentation referenced above and containing the financial data cited above are attached hereto in Exhibit A. The Filing Persons respectfully note that, to the best of their knowledge, other than with respect to the foregoing nominations of individuals to the board of directors of Aspect, First Manhattan has never nominated individuals for election to the board of directors of any other company. In addition, the Filing Persons hereby confirm that, to the extent the results of Aspect are referenced in future soliciting materials in connection with the seating of First Manhattan's nominees on the Aspect board of directors, they will include a statement that there is no assurance that the results that First Manhattan may achieve for the Company will be the same as those achieved for Aspect.

3.	Regarding your nominees, we note the following statement: “They have fixed broken companies, refinanced distressed companies, successfully launched blockbuster drugs, and sold companies at favorable prices for shareholders.” Please provide us with supplemental support for your statement. Please balance your disclosure by stating that the results that the nominees may achieve for Vivus may not be the same as those achieved for the companies discussed.

In response to your comment, the Filing Persons are hereby providing supplemental support for the foregoing statements. The following are examples of situations in which the Nominees have "fixed broken companies":

•	Michael James Astrue served as President and Chief Executive Officer of Transkaryotic Therapies, Inc. from 2003 until 2005. Under his stewardship, Transkaryotic Therapies' share price increased from $3.80 at the start of his tenure to $37.00 when the company was sold two years later for $1.6 billion.

•	From 1994 until 2008, Jon C. Biro served in various capacities at ICO, Inc., including as Senior Vice President, Chief Financial Officer, Treasurer, a director and, for a time, interim Chief Executive Officer. While at ICO, he helped manage an operational turnaround, including the improvement of the balance sheet and overall capital structure, which helped to increase ICO's stock price from an average closing stock price of $5.03 in October 1994, when Mr. Biro began his tenure at ICO, to a closing stock price of $12.14 on January 11, 2008, the day that Mr. Biro retired.

Peggy Kim

March 22, 2013

The following is an example of a situation in which the Nominees have "refinanced distressed companies":

•	Melvin L. Keating served as President and Chief Executive Officer of Alliance Semiconductor Corp. from 2005 until 2008. During that time, he transformed it from a distressed company with a current ratio of 1.6x and a debt-to-assets ratio of 38.7% in 2005, to one with a current ratio of 255.7x and a debt-to-assets ratio of 4.7% in 2008 by selling underperforming assets, decreasing the amount of losses suffered by the company and raising a large amount of capital.

The following are examples of situations in which the Nominees have "successfully launched blockbuster drugs":

•	David York Norton served in a number of positions at Johnson & Johnson from 1979 until 2011 in various capacities, including as a Managing Director, Vice President, President and Company Group Chairman, with a focus in Australia, Europe and the United States. Under his stewardship, Johnson & Johnson successfully commercialized numerous blockbuster products, including but not limited to:
–	Risperdal Consta (U.S. and Europe): Risperdal Consta was launched by Janssen-Cilag Ltd. (a subsidiary of Johnson & Johnson) in Europe in 2002 and in the United States in 2003. Risperdal Consta treats Bipolar I Disorder and schizophrenia and uses an innovative delivery system that allows it to be given once every two weeks. As Company Group Chairman, Pharmaceuticals Group – Europe, Middle East, Africa in 2002 and Company Group Chairman, Pharmaceuticals Group – North America in 2003, Mr. Norton was responsible for reviewing and challenging product launch plans, attended sales and marketing meetings and worked with the research and development group to assess and plan future development opportunities for Johnson & Johnson products, including Risperdal Consta. As disclosed in Johnson & Johnson's Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the SEC on February 26, 2013 (the "J&J 10-K"), Risperdal Consta sales were $1.4 billion in 2012.
–	Prezista (U.S. and Europe): Launched in 2007 by Janssen Pharmaceutica Products, L.P. (a subsidiary of Johnson & Johnson), Prezista is used for the treatment of HIV/AIDS. Although Prezista was part of the Virology Franchise, Mr. Norton had overall responsibility for the commercial

Peggy Kim

March 22, 2013

operations of all operating companies in Europe, the Middle East and Africa as Company Group Chairman, Worldwide Commercial & Operations, CNS/Internal Medicine Franchise. In addition, Mr. Norton was involved in the long-term development plans for various products within the company's Virology Franchise, including Prezista, as a member of the Pharmaceutical Group Operating Committee. Such development plans included clinical development, licensing and partnership arrangements, pricing and market access strategies. As disclosed in the J&J 10-K, Prezista sales were $1.4 billion in 2012.
–	Aciphex (U.S.): Launched in 1999 by Janssen Pharmaceutica, Inc. (a subsidiary of Johnson & Johnson) and Eisai, Inc., Aciphex is a proton pump inhibitor. As President of Janssen Pharmaceutica US, Mr. Norton was responsible for the launch and commercialization of Aciphex in the United States. He was also responsible for the development of the sales and marketing plan for Aciphex, for pre-marketing and launch activities and for various other sales and marketing activities. In addition, as co-head of the Janssen/Eisai Joint Steering Committee, Mr. Norton was responsible for the development of a long-term clinical development plan for Aciphex. As disclosed in Johnson & Johnson's sales and earnings release for the 2007 fourth quarter and fiscal year end, Aciphex sales peaked in 2007 at $1.357 billion.

•	Johannes J.P. Kastelein, M.D. co-founded Amsterdam Molecular Therapeutics, Inc. (currently UniQure, B.V.), where he helped secure approval in July 2012 from the European Medicines Agency Committee for Medicinal Products for Human Use for Glybera, the first gene therapy ever approved in Europe or the United States. Because Glybera was only recently approved there is no conclusive statement on the success of its sales, but the Chief Executive Officer of UniQure has estimated that Glybera may have peak annual sales between 50 million euros ($61.1 million) and 300 million euros ($390.1 million), depending on ultimate pricing.

The following are examples of situations in which the Nominees have "sold companies at favorable prices for shareholders":

•	Herman Rosenman was Senior Vice President of Finance and Chief Financial Officer at Gen-Probe Inc. from 2001 to 2012, where he helped manage a significant turnaround and sale of Gen-Probe that resulted in a significant increase in the company’s stock price, from a low closing stock price during the third quarter of 2002 (when stock price data for Gen-Probe first became publicly available) of $6.76 (adjusted to reflect the two-for-one stock split announced in September 2003) to a stock price of $82.75 in August 2012, when Gen-Probe was acquired by Hologic, Inc. for $3.72 billion.

•	Michael James Astrue served as President and Chief Executive Officer of Transkaryotic Therapies, Inc. from 2003 until 2005. Under his stewardship, Transkaryotic Therapies' share price increased from $3.80 at the start of his tenure to $37.00 when the company was sold two years later for $1.6 billion.

Peggy Kim

March 22, 2013

•	Jon C. Biro and Melvin L. Keating joined the board of directors of Aspect on June 5, 2009, when the price of Aspect's common stock was $5.66. As directors, they oversaw the sale of Aspect to Covidien plc in September 2009 for $12.00 per share.

•	Melvin L. Keating was appointed to the board of directors of Integral Systems, Inc. on October 8, 2010, when the price of Integral System's common stock was $7.80. Mr. Keating was also the Chairman of the Strategic Alternatives Committee of the board, which oversaw the sale of Integral Systems to Kratos Defense & Security Solutions, Inc. in 2011 for approximately $13.00 per share based on the 30-day average stock price of Kratos.

•	Melvin L. Keating was appointed to the board of directors of White Electronic Designs Corp. on February 9, 2009, when the price of its common stock was $4.01. As the only member of the Strategic Committee of the board, Mr. Keating led the sale of White Electronic Designs to Microsemi Corporation in March 2010 for $7.00 per share.

In addition, the Filing Persons hereby confirm that, to the extent any results listed in this response to comment three of the SEC Comment Letter are referenced in future soliciting materials in connection with the Nominees, they will include a statement that there is no assurance that the results that the Nominees may achieve for the Company will be the same as those achieved for any company referenced in this response. Copies of the supporting documentation referenced above and containing the financial data cited above are attached hereto in Exhibit A.

4.	We note the various plans that the participants have for Vivus, including immediately electing a Lead Independent Director. Please revise to clarify that the nominees’ plans could change subject to their fiduciary duty to stock holders if elected.

The Filing Persons hereby confirm that they will note in future soliciting materials that, if elected, the Nominees' plans, including the immediate election of a Lead Independent Director, may change subject to their fiduciary duties to stockholders.

Sincerely,

/s/ David E. Rosewater
David E. Rosewater

Peggy Kim

March 22, 2013

Each of the undersigned (each a “participant”) hereby acknowledges that (i) the participant and/or filing person is responsible for the adequacy and accuracy of the disclosure in the filings on Schedule 14A; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings and (iii) the participant and/or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: March 22, 2013

FIRST MANHATTAN CO.		FIRST HEALTH, L.P.

By: FIRST MANHATTAN LLC, General Partner		By: FIRST MANHATTAN CO., INC., General Partner

By:	/s/ Neal K. Stearns	By:	/s/ Neal K. Stearns
Name: Neal K. Stearns		Name: Neal K. Stearns
Title: Managing Member		Title: Vice President

FIRST HEALTH LIMITED		FIRST HEALTH ASSOCIATES, L.P.

By:	/s/ Neal K. Stearns	By: FIRST MANHATTAN CO., INC., General Partner
Name: Neal K. Stearns
Title: Vice President
		By:	/s/ Neal K. Stearns
Name: Neal K. Stearns
Title: Vice President

FIRST BIOMED MANAGEMENT ASSOCIATES, LLC		FIRST BIOMED, L.P.
By: FIRST MANHATTAN CO., Co-Managing Member		By: FIRST BIOMED MANAGEMENT ASSOCIATES, LLC, General Partner
By: FIRST MANHATTAN LLC, General Partner		By: FIRST MANHATTAN CO., Co-Managing Member
By: FIRST MANHATTAN LLC, General
By:	/s/ Neal K. Stearns	Partner
Name: Neal K. Stearns
Title: Managing Member		By:	/s/ Neal K. Stearns
Name: Neal K. Stearns
Title: Managing Member

Peggy Kim

March 22, 2013

FIRST BIOMED PORTFOLIO, L.P.

By: FIRST BIOMED MANAGEMENT ASSOCIATES, LLC, General Partner

By: FIRST MANHATTAN CO., Co- Managing Member

By: FIRST MANHATTAN LLC, General Partner

By:	/s/ Neal K. Stearns
Name: Neal K. Stearns
Title: Managing Member

/s/ Michael James Astrue		/s/ Jon C. Biro
Michael James Astrue		Jon C. Biro

/s/ Samuel F. Colin		/s/ Johannes J.P. Kastelein
Samuel F. Colin		Johannes J.P. Kastelein

/s/ David York Norton		/s/ Herman Rosenman
David York Norton		Herman Rosenman

/s/ Rolf Bass		/s/ Melvin L. Keating
Rolf Bass		Melvin L. Keating

EXHIBIT A

The following is supplemental support for the statements referenced in Comment 1 of the SEC Comment Letter.

GRAB

Comp/CLOSE/PRICE Page 1/1 Historical Price Table

VIVUS INC (VVUS US) PRICE 11.20 Q $ DELAYED

Range	07/03/2012 - 07/03/2012				High	29.93	on	7/ 3/12
			Period	Daily	Avg	29.93	Vol	2185226
	Currency	USD	Market	Trade	Low	29.93	on	7/ 3/12

	DATE	PRICE	VOLUME	DATE	PRICE	VOLUME	DATE	PRICE	VOLUME
F									
T									
W									
T	7/ 3	L 29.93	2185226						

Australia 61 2 9777 8600 Brazil 5511 3048 4500 Europe 44 20 7330 7500 Germany 49 69 9204 1210 Hong Kong 852 2977 6000
Japan 81 3 3201 8900 Singapore 65 6212 1000 U.S. 1 212 318 2000 Copyright 2013 Bloomberg Finance L.P.
SN 300709 H270-1112-0 15-Mar-13 14:55:33 EDT GMT-4:00

Source: Bloomberg

GRAB

Comp/CLOSE/PRICE   Page 1/1   Historical Price Table

VIVUS INC (VVUS US) PRICE 11.21 J $ DELAYED

Range 03/04/2013 - 03/04/2013   Period Daily

Currency USD   Market Trade

High	10.20	on	3/ 4/13
Avg	10.20	Vol	3364602
Low	10.20	on	3/ 4/13

	DATE	PRICE	VOLUME	DATE	PRICE	VOLUME	DATE	PRICE	VOLUME
F									
T									
W									
T									
M	3/ 4	L 10.20	3364602						

Australia 61 2 9777 8600 Brazil 5511 3048 4500 Europe 44 20 7330 7500 Germany 49 69 9204 1210 Hong Kong 852 2977 6000
Japan 81 3 3201 8900 Singapore 65 6212 1000 U.S. 1 212 318 2000 Copyright 2013 Bloomberg Finance L.P.
SN 300709 H270-1112-0 15-Mar-13 14:56:46 EDT GMT-4:00

Source: Bloomberg

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q

☒ QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For The Quarterly Period Ended June 30, 2012

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number 001-33389

VIVUS, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**94-3136179** (IRS employer identification number)
1172 Castro Street **Mountain View, California** (Address of principal executive office)	**94040** (Zip Code)

(650) 934-5200
(Registrant's telephone number, including area code)

N/A
(Former name, former address and former fiscal year, if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☒ No

At July 27, 2012, 100,362,423 shares of common stock, par value $.001 per share, were outstanding.

Source: Vivus, Inc. Quarterly Report on Form 10-Q for the period ended June 30, 2012, filed with the SEC on August 7, 2012.

1

Source: Vivus, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the SEC on February 26, 2013

2

The following is supplemental support for the statements referenced in Comment 2 of the SEC Comment Letter.

Source: Amendment No. 1 to Schedule 13D filed with the SEC by First Manhattan Co., First BioMed Management Associates, LLC and Vincent P. Scialli on March 12, 2009.

3

Table of Contents

Item 1.01. Entry into a Material Definitive Agreement

On April 8, 2009, Aspect Medical Systems, Inc. ("Aspect") entered into a settlement agreement (the "Agreement") with First Manhattan Co., First BioMed Management Associates, LLC and First BioMed, L.P. (collectively "First Manhattan"), relating to, among other things, Aspect's 2009 annual meeting of stockholders (the "Annual Meeting"). Set forth below is a summary of the material terms of the Agreement, a copy of which is attached as Exhibit 99.1 and incorporated by reference herein. The following summary does not purport to be complete and is qualified in its entirety by reference to the Agreement. Pursuant to the Agreement:

- Aspect agrees to hold the Annual Meeting on June 5, 2009.
- Aspect agrees, and represents and warrants that its board of directors (the "Board") has agreed, that:
  - Jon C. Biro, Executive Vice President and Chief Financial and Accounting Officer of Consolidated Graphics, Inc., and Melvin L. Keating, former President and Chief Executive Officer of Alliance Semiconductor Corporation and an advisor to private equity funds (collectively, the "Designated Directors"), will be nominated as directors of Aspect, together with Nassib G. Chamoun, President and Chief Executive Officer of Aspect, for election at the Annual Meeting, for terms that will expire in 2012;
  - David W. Feigal, Jr., M.D. and Boudewijn L.P.M Bollen, directors of Aspect, have resigned from the class of directors up for election in 2010 and 2011, respectively, in each case effective immediately prior to the Annual Meeting.
  - James J. Mahoney, Jr., a director of Aspect, and Vincent P. Scialli, Managing Director of First Manhattan Co., will be elected to the Board for terms ending at the 2010 and 2011 annual meeting of stockholders, respectively, to fill the vacancies created by the resignations of Dr. Feigal and Mr. Bollen, in each case effective immediately prior to the Annual Meeting;
  - Neither Aspect nor the Board will take any action that would shorten the terms of the Designated Directors or Mr. Scialli or any other nominee of First Manhattan pursuant to the Agreement, except as provided in the Agreement; and
  - Aspect will use all reasonable best efforts to ensure that the Designated Directors are elected at the Annual Meeting and will recommend to Aspect's stockholders that they vote in favor of the election of the Designated Directors.
- Aspect agrees, and represents and warrants that the Board has agreed:
  - To nominate Mr. Scialli for re-election in 2011, unless the Corporate Governance and Nominating Committee of the Board determines that Mr. Scialli does not meet the criteria for considering a candidate to be qualified to serve as a director set forth in Aspect's Corporate Governance Guidelines and Director Qualification Standards, in which case First Manhattan will be entitled to designate another individual deemed to be qualified by the Board who the Board will nominate for election in 2011; and
  - If either of the Designated Directors or Mr. Scialli become unable to serve prior to the Annual Meeting or cease to serve at some point before the 2012 election, First Manhattan will be entitled

Source: Current Report on Form 8-K, filed by Aspect Medical Systems, Inc. with the SEC on April 9, 2009.

4

GRAB

ASPM US Equity | 95) Save As | 96) Actions | 97) Edit | 98) Chart | Bar Chart

06/01/2009 - 06/05/2009 Last Price | Bar | 1) Compare | Mov. Avgs 1 50 200 | Volume | USD

1D 3D 1M 6M YTD 1Y 5Y Max Daily | Security/Study | Event

	Date	Open	High	Low	Close	SMAVG (1) on Close	SMAVG (50) on Close	SMAVG (200) on Close	Volume	SMAVG (15)
F	06/05/2009	5.64	5.7199	5.52	5.66	5.66	4.879	4.2271	9067	44373
T	06/04/2009	5.55	5.70	5.4701	5.63	5.63	4.849	4.2253	20188	44425
W	06/03/2009	5.52	5.55	5.38	5.55	5.55	4.8234	4.224	11517	44895
T	06/02/2009	5.50	5.65	5.45	5.61	5.61	4.8008	4.2228	25864	46259
M	06/01/2009	5.40	5.6899	5.34	5.55	5.55	4.7748	4.2217	17246	47129
F	05/29/2009	5.64	5.76	5.37	5.37	5.37	4.75	4.2214	23169	47097
T	05/28/2009	5.56	5.69	5.51	5.64	5.64	4.7294		22030	47023
W	05/27/2009	5.82	5.87	5.47	5.48	5.48	4.70		15646	47564
T	05/26/2009	5.63	5.95	5.63	5.75	5.75	4.6704		54829	47870
F	05/22/2009	5.51	5.65	5.48	5.65	5.65	4.6338		14209	46943
T	05/21/2009	5.01	5.51	5.01	5.47	5.47	4.5798		31325	52560
W	05/20/2009	5.52	6.49	4.97	5.01	5.01	4.5296		0.292M	0.132M
T	05/19/2009	5.46	5.57	5.315	5.51	5.51	4.488		37432	0.116M
M	05/18/2009	5.04	5.50	5.04	5.40	5.40	4.438		56970	0.117M
F	05/15/2009	5.00	5.25	4.9092	5.19	5.19	4.3924		33789	0.114M
T	05/14/2009	5.14	5.18	4.95	4.95	4.95	4.3526		9859	0.114M

Australia 61 2 9777 8600 Brazil 5511 3048 4500 Europe 44 20 7330 7500 Germany 49 69 9204 1210 Hong Kong 852 2977 6000
Japan 81 3 3201 8900 Singapore 65 6212 1000 U.S. 1 212 318 2000 Copyright 2013 Bloomberg Finance L.P.
SN 300709 H270-1112-0 14-Mar-13 10:49:44 EDT GMT-4:00

Source: Bloomberg

5

GRAB

ASPM US Equity | 95) Save As | 96) Actions | 97) Edit | 98) Chart | Bar Chart

10/05/2009 - 10/09/2009 | Last Price | Bar | 11) Compare | Mov. Avgs 1 50 200 | Volume | USD

1D 3D 1M 6M YTD 1Y 5Y Max Daily | Security/Study | Event

	Date	Open	High	Low	Close	SMAVG (1) on Close	SMAVG (50) on Close	SMAVG (200) on Close	Volume	SMAVG (15)
F	10/09/2009	12.00	12.01	11.99	12.01	12.01	7.5624	5.3763	0.180M	0.732M
T	10/08/2009	12.00	12.14	11.99	12.01	12.01	7.4478	5.3322	0.132M	0.726M
W	10/07/2009	11.97	12.12	11.97	12.01	12.01	7.3344	5.2878	0.271M	0.721M
T	10/06/2009	11.98	11.98	11.97	11.98	11.98	7.2218	5.2438	0.174M	0.704M
M	10/05/2009	11.96	11.98	11.95	11.96	11.96	7.1074	5.2016	0.279M	0.696M
F	10/02/2009	11.97	11.98	11.95	11.95	11.95	6.9916	5.1604	0.374M	0.680M
T	10/01/2009	11.96	11.98	11.95	11.96	11.96	6.8742		0.262M	0.657M
W	09/30/2009	11.96	11.984	11.95	11.98	11.98	6.7574		0.490M	0.642M
T	09/29/2009	11.92	12.07	11.91	11.97	11.97	6.638		1.113M	0.613M
M	09/28/2009	11.92	11.96	11.89	11.96	11.96	6.5184		7.373M	0.546M
F	09/25/2009	7.65	7.74	7.5000	7.67	7.67	6.3988		33346	56489
T	09/24/2009	7.88	8.00	7.616	7.64	7.64	6.3654		46056	55498
W	09/23/2009	8.02	8.27	7.85	7.99	7.99	6.3326		81421	55698
T	09/22/2009	7.42	8.10	7.01	8.01	8.01	6.2912		0.115M	53513
M	09/21/2009	7.01	7.47	7.01	7.41	7.41	6.2514		51527	51150
F	09/18/2009	7.00	7.05	6.95	7.05	7.05	6.223		99539	50179

Australia 61 2 9777 8600 Brazil 5511 3048 4500 Europe 44 20 7330 7500 Germany 49 69 9204 1210 Hong Kong 852 2977 6000
Japan 81 3 3201 8900 Singapore 65 6212 1000 U.S. 1 212 318 2000 Copyright 2013 Bloomberg Finance L.P.
SN 300709 H270-1112-0 14-Mar-13 10:50:52 EDT GMT-4:00

Source: Bloomberg

6

The following is supplemental support for the statements referenced in Comment 3 of the SEC Comment Letter.

Source: Mergent Online

7

Source: PRN Newswire

8

CLOSE/PRICE

Page 1/1 Historical Price Table

ICO INC (ICOC US) (Not Quoted)

Range 10/03/1994 - 10/31/1994 Period Daily

Currency USD Market Trade

High	5.375	on	10/20/94
Avg	5.0298	Vol	24229
Low	4.75	on	10/26/94

	DATE	PRICE	VOLUME		DATE	PRICE	VOLUME		DATE	PRICE	VOLUME
F				F	10/14	5.00	1700				
T				T	10/13	5.25	3200				
W				W	10/12	5.00	200				
T				T	10/11	5.00	2800				
M	10/31	4.875	1600	M	10/10	5.00	3400				
F	10/28	5.00	1400	F	10/ 7	5.00	12700				
T	10/27	5.25	29800	T	10/ 6	5.00	15500				
W	10/26	L4.75	7600	W	10/ 5	5.00	12800				
T	10/25	4.75	14400	T	10/ 4	5.125	20800				
M	10/24	5.00	39700	M	10/ 3	5.00	2100				
F	10/21	5.125	9100								
T	10/20	H5.375	53100								
W	10/19	5.00	12200								
T	10/18	5.125	82500								
M	10/17	5.00	182200								

Australia 61 2 9777 8600 Brazil 5511 3048 4500 Europe 44 20 7330 7500 Germany 49 69 9204 1210 Hong Kong 852 2977 6000
Japan 81 3 3201 8900 Singapore 65 6212 1000 U.S. 1 212 318 2000 Copyright 2013 Bloomberg Finance L.P.
SN 300709 EDT GMT-4:00 H270-1112-1 18-Mar-2013 12:30:52

Source: Bloomberg

9

GRAB
CLOSE/PRICE
Page 1/1
Historical Price Table
ICO INC (ICOC US) (Not Quoted)
High 12.14 on 1/11/08
Range 01/11/2008 - 01/11/2008
Period Daily
Avg 12.14 Vol 151308
Currency USD
Market Trade
Low 12.14 on 1/11/08
DATE PRICE VOLUME
DATE PRICE VOLUME
DATE PRICE VOLUME
F 1/11 L 12.14 151308
Australia 61 2 9777 8600 Brazil 5511 3048 4500 Europe 44 20 7330 7500 Germany 49 69 9204 1210 Hong Kong 852 2977 6000
Japan 81 3 3201 8900 Singapore 65 6212 1000 U.S. 1 212 318 2000 Copyright 2013 Bloomberg Finance L.P.
SN 300709 H270-1112-0 14-Mar-13 14:53:14 EDT GMT-4:00

Source: Bloomberg

10

Source: Annual Report on Form 10-K for the fiscal year ended December 31, 2003, filed by Gen-Probe Incorporated on March 9, 2004.

11

Source: http://investors.hologic.com/2012-08-01-Hologic-Completes-Acquisition-Of-Gen-Probe

12

Alliance Semiconductor Corp. (OTCPK:ALSC)

Ratios
For the Fiscal Period Ending	12 months Mar-31-2005

Short Term Liquidity
Current Ratio	1.6x
Quick Ratio	1.4x
Cash from Ops. to Curr. Liab.	NM
Avg. Days Sales Out.	NA
Avg. Days Inventory Out.	NA
Avg. Days Payable Out.	NA
Avg. Cash Conversion Cycle	NA

Long Term Solvency
Total Debt/Equity	NA
Total Debt/Capital	NA
LT Debt/Equity	NA
LT Debt/Capital	NA
Total Liabilities/Total Assets	38.7%

Source: Capital IQ

13

Alliance Semiconductor Corp. (OTCPK:ALSC)

Ratios
For the Fiscal Period Ending	12 months Mar-31-2008

Short Term Liquidity
Current Ratio	255.7x
Quick Ratio	238.0x
Cash from Ops. to Curr. Liab.	7.9x
Avg. Days Sales Out.	NA
Avg. Days Inventory Out.	NA
Avg. Days Payable Out.	NA
Avg. Cash Conversion Cycle	NA

Long Term Solvency
Total Debt/Equity	NA
Total Debt/Capital	NA
LT Debt/Equity	NA
LT Debt/Capital	NA
Total Liabilities/Total Assets	4.7%

Source: Capital IQ

14

Source: Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed by Johnson & Johnson on Febraury 22, 2013.

15

Source: Johnson & Johnson Sales and Earnings Release for the 2007 Fourth Quarter and Fiscal Year.

16

Bloomberg

UniQure's Glybera Wins EU Backing as First Gene Therapy

By Naomi Kresge - Jul 20, 2012

Europe is on the cusp of approving the first gene therapy to be sold on the market in a western nation, a product from UniQure BV designed to treat a rare disease that disrupts fat production in the body.

The drug, called Glybera, won the backing of an advisory panel to the European Commission on its fourth attempt, the group said in a statement today. The Commission, which makes the final decision, usually follows the committee's recommendation.

The move comes after 20 years of experimentation into a technology that in the past has been haunted by highly-publicized failures, including the death of 16-year-old Jessie Gelsinger in the U.S. in 1999. More recently, success in trials by Amsterdam-based UniQure and the U.S.-based companies Sangamo BioSciences Inc. (SGMO) and Neurologix Inc. (NRGXQ) are reviving the field.

"This is good news for the field, definitely," said Savio Woo, a professor of genetics and genomic sciences at the Mount Sinai School of Medicine in New York. The technology "has been really making a lot of progress, and a positive approval was more or less expected to come sometime."

UniQure began preparations a few weeks ago for meetings with the U.S. Food and Drug Administration to seek approval for Glybera, said Jorn Aldag, UniQure's chief executive officer.

The treatment targets lipoprotein lipase deficiency, or LPLD, a rare fat-processing disorder that spurs severe or multiple pancreatitis attacks in about one or two people among every million in the population. The therapy is administered only once to be effective.

Annual Sales

Glybera may have peak annual sales between 50 million euros ($61.1 million) and 300 million euros, depending on how it's priced, Aldag said in an interview.

"It's phenomenal because it's the first gene therapy the EMA has approved," he said.

Source: Bloomberg

17

Source: http://investor.covidien.com/phoenix.zhtml?c=207592&p=irol-newsArticle&id=1335791

18

CLOSE/PRICE

Page 1/1 Historical Price Table

INTEGRAL SYSTEMS INC/MD (ISYS US) PRICE 11.01 Q $ DELAYED

Range 10/04/2010 - 10/08/2010 Period Daily
Currency USD Market Trade

High 7.80 on 10/ 8/10
Avg 7.636 Vol 54146
Low 7.39 on 10/ 4/10

	DATE	PRICE	VOLUME	DATE	PRICE	VOLUME	DATE	PRICE	VOLUME
F	10/ 8	H7.80	59864						
T	10/ 7	7.65	31299						
W	10/ 6	7.62	50519						
T	10/ 5	7.72	70166						
M	10/ 4	L7.39	58880						

Australia 61 2 9777 8600 Brazil 5511 3048 4500 Europe 44 20 7330 7500 Germany 49 69 9204 1210 Hong Kong 852 2977 6000
Japan 81 3 3201 8900 Singapore 65 6212 1000 U.S. 1 212 318 2000 Copyright 2013 Bloomberg Finance L.P.
SN 300709 EDT GMT-4:00 H270-1112-0 18-Mar-2013 15:15:42

Source: Bloomberg

19

Source: http://ir.kratosdefense.com/releasedetail.cfm?releaseid=577550

20

CLOSE/PRICE

Page 1/1 Historical Price Table

WHITE ELECTRONIC DESIGNS (WEDC US) (Not Quoted)

Range	02/05/2009 - 02/12/2009	Period	Daily	High	4.07	on	2/12/09
	Currency USD	Market	Trade	Avg	4.05	Vol	32805
				Low	4.01	on	2/ 9/09

	DATE	PRICE	VOLUME	DATE	PRICE	VOLUME	DATE	PRICE	VOLUME
F									
T	2/12	H4.07	24886						
W	2/11	4.07	40103						
T	2/10	4.05	17600						
M	2/ 9	L 4.01	23862						
F	2/ 6	4.06	62600						
T	2/ 5	4.04	27777						

Australia 61 2 9777 8600 Brazil 5511 3048 4500 Europe 44 20 7330 7500 Germany 49 69 9204 1210 Hong Kong 852 2977 6000
Japan 81 3 3201 8900 Singapore 65 6212 1000 U.S. 1 212 318 2000 Copyright 2013 Bloomberg Finance L.P.
SN 300709 EDT GMT-4:00 H270-1112-0 18-Mar-2013 15:14:50

Source: Bloomberg

21

Source: http://investor.microsemi.com/releasedetail.cfm?releaseid=455349

22